Filed by Hawaiian Airlines, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        filed pursuant to Rule 14a-12 of the
                                        Securities Exchange Act of 1934

                                        Subject Company: Hawaiian Airlines, Inc.
                                        Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the preliminary joint proxy statement/prospectus referred to below. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian have filed a preliminary joint proxy statement/prospectus and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (WWW.SEC.GOV), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700).

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THE FOLLOWING IS A PRESS RELEASE ISSUED BY HAWAIIN AIRLINES, INC. ON MARCH 16,
2002.

                                 [Hawaiian Logo]

                                                          Contact:  Keoni Wagner
                                                                  (808) 838-6778

               HAWAIIAN AIRLINES IS NOT EXTENDING THE MERGER DATE

                  HONOLULU, March 16, 2002 -- Hawaiian Airlines, Inc. (AMEX:HA; PCX:HA) announced today that the company, in response to requests by TurnWorks, Inc. to consider extending the April 18, 2002 outside date for completing the merger involving Hawaiian, Aloha Airgroup, Inc. and TurnWorks, has concluded not to extend this date. Previously, the parties to the merger determined that the April 18, 2002 outside date contained in the merger agreement would not be met for several reasons, including the expected time required in order to obtain necessary regulatory approvals and reviews with respect to the merger.

                  John W. Adams, the Chairman of the Board of Directors of Hawaiian, stated, "We continue to believe that a merger with Aloha would be in the best interest of the two companies and their constituencies." Mr. Adams added, "With this in mind, the parties had some discussions in connection with a potential extension of the April 18 outside date. However, no agreements could be reached and therefore Hawaiian has concluded not to extend the outside date. We believe that the outside date as originally agreed to by all of the parties was an important element of the merger agreement."

ABOUT HAWAIIAN AIRLINES

                  Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii.

CAUTIONARY STATEMENT

                  This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Hawaiian Airlines, Inc. constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Hawaiian does not undertake any obligation to update publicly any of them in light of new information or future events.

                  Forward-looking statements involve inherent risks and uncertainties. Hawaiian cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include,

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but are not limited to, those described in periodic reports filed with the
Securities and Exchange Commission by Hawaiian and the preliminary joint proxy statement/prospectus referred to below. Investors should evaluate any statements in light of these important factors.

                  TurnWorks Acquisition III, Inc. (to be renamed Aloha Holdings, Inc. after the merger) has filed a preliminary joint proxy statement/prospectus, and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700).